Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1. Intevac Photonics, Inc.

2. Intevac Pacific Group Holdings Ltd. Pte – Singapore

3. Lotus Technologies, Inc. – Santa Clara, California

4. IRPC, Inc. – Santa Clara, California

5. Solar Implant Technologies, Inc. – California

6. Intevac Foreign Sales Corporation – Barbados

7. Intevac Asia Private Limited – Singapore

8. Intevac Malaysia Sdn Bhd – Malaysia

9. Intevac Limited – Hong Kong

10. Intevac (Shenzhen) Co. Ltd. – China

11. IVAC Co. Ltd. – Korea